SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

SCANIA AB

SE-15187 Södertalje
Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.   Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

N02057EN / M Hahn
05 December 2002

Scania applies for delisting from the NYSE

The Board of Directors of Scania AB today announced its decision to apply for withdrawal of the company’s American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE). This application will not affect the Scania listing on the Stockholm Stock Exchange (OMX), where Scania will continue to be listed.

Scania has been listed on the OMX and NYSE since 1996. Today the Scania Board of Directors, at its regular meeting, decided to apply for a delisting of the Scania ADRs on the NYSE for the following reasons:

•
The low number of outstanding ADRs, at the end of October 2002 fewer than 51,000 Series A and less than 60,000 Series B ADRs were outstanding, compared to the total of 200 million Scania shares equally split between A and B shares.

•	The trading in the Scania ADRs on the NYSE is very low and they are not widely held.
•	The globalisation of investments and the possibilities of trading stocks internationally has increased substantially during the past few years.
•	The costs of maintaining the Scania listing on the NYSE are no longer justified.

Scania will inform registered holders of Scania Series A and Series B ADRs in the US of the delisting from the NYSE and instructions how to proceed.

For further information, please contact Magnus Hahn, tel. +46-8-553 835 10.

Scania is one of the world’s leading manufacturers of trucks and buses for heavy transport applications, and of industrial and marine engines. With 28,300 employees and production facilities in Europe and Latin America, Scania is one of the most profitable companies in its sector. In 2001, turnover totalled SEK 53,000 million and the result after financial items was SEK 1,500 million. Scania products are marketed in about 100 countries worldwide and some 95 percent of Scania’s vehicles are sold outside Sweden.

Scania press releases are available on the Internet, www.scania.com

SCANIA	Telephone	Telefax	Telex
Business Communications	+46-8 5538 1000	+46-8 5538 5559	10200 scania s
SE-151 87 SÖDERTÄLJE
SWEDEN